Exhibit 12.1

FBR & CO. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Years Ended December 31,
	2015		2014	2013	2012	2011
Pre-tax (loss) income from continuing operations	$(15,758)		$17,360	$57,270	$3,928	$(51,328)
Fixed charges:
Interest expense on all indebtedness	35,037		21,183	—	—	—
Rental expense deemed to be interest	1,743		1,784	1,784	2,826	2,793
Total fixed charges	$36,780		$22,967	$1,784	$2,826	$2,793
Pre-tax income (loss) from continuing operations plus fixed charges	$21,022		$40,327	$59,054	$6,754	$(48,535)
Ratio of earnings to fixed charges (1)	—	(2)	1.8x	33.1x	2.4x	—	(2)

(1) The ratio of earnings to fixed charges was computed by dividing pre-tax income (loss) from continuing operations plus fixed charges adjusted to exclude income or loss from equity investees by total fixed charges for the years ended December 31, 2015 through December 31, 2011. Fixed charges consist of interest expense primarily related to our securities lending business and short positions in fixed income securities, and the interest portion of operating lease rental expense (interest factor deemed to be one-third of operating lease rental expense).

(2) Pre-tax income (loss) from continuing operations plus fixed charges adjusted to exclude income or loss from equity investees for the years ended December 31, 2015 and 2011 were inadequate to cover all fixed charges.  For the years ended December 31, 2015 and 2011, we would have needed additional pre-tax income from continuing operations adjusted to exclude income or loss from equity investees of $15,758 and $51,328, respectively to achieve coverage of 1:1 in these periods.